Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161552

Prospectus Supplement No. 1

(To Prospectus dated January 12, 2010)

7,697,384 Shares

FLOTEK INDUSTRIES, INC.

Common Stock

This prospectus supplement No. 1 supplements the prospectus, dated January 12, 2010, of Flotek Industries, Inc. relating to the resale by the selling stockholders of up to 7,697,384 shares of our common stock. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be utilized except in connection with, the prospectus, including any amendments or additional supplements thereto.

See “Risk Factors” beginning on page 3 of the prospectus for risks that you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

SELLING STOCKHOLDERS

The information in the table appearing under the caption “Selling Stockholders” contained in the prospectus is supplemented by amending the holdings of the following selling stockholders with information set forth below and adding new selling stockholders. Specifically, the amendments in the table below reflect the private sale by (i) Pentwater Growth Fund, Ltd to Pentwater Equity Opportunities Master Fund Ltd. of 369 shares of our preferred stock, certain exercisable warrants to purchase 57,227 shares of our common stock and certain contingent warrants to purchase 184,600 shares of our common stock; (ii) Oceana Master Fund Ltd. to Pentwater Equity Opportunities Master Fund Ltd. of 8 shares of our preferred stock, certain exercisable warrants to purchase 1,224 shares of our common stock and certain contingent warrants to purchase 3,950 shares of our common stock; (iii) Cornix Management, LLC to OTA LLC of certain exercisable warrants to purchase 23,250 shares of our common stock and certain contingent warrants to purchase 75,000 shares of our common stock; (iv) Kettle Creek Small Cap Fund, LP to Iroquois Master Fund Ltd. of certain exercisable warrants to purchase 38,750 shares of our common stock and certain contingent warrants to purchase 125,000 shares of our common stock; (v) Calm Waters Partnership to OTA LLC of certain exercisable warrants to purchase 150,000 shares of our common stock and (vi) Straus-GEPT Partners, L.P. to Richard Tosi of certain exercisable warrants to purchase 31,000 shares of our common stock and certain contingent warrants to purchase 100,000 shares of our common stock.

The percentage ownership data is based on 30,091,151 shares of our common stock issued and outstanding as of May 12, 2010.

	Shares Beneficially Owned Before the Offering		Shares That May be Offered Hereby	Shares Beneficially Owned After the Offering
Name	Number	Percent		Number	Percent
Calm Waters Partnership (1)	1,527,029	4.99%	691,901	1,527,029	4.99%
Straus-GEPT Partners, L.P. (2)	86,956	*	65,217	21,739	*
Pentwater Growth Fund, Ltd (3)	267,954	*	118,315	149,639	*
Oceana Master Fund Ltd. (4)	410,913	1.35%	181,385	229,528	*
Pentwater Equity Opportunities Master Fund Ltd. (5)	410,913	1.35%	181,385	229,528	*
Kettle Creek Small Cap Fund, LP (6)	108,696	*	81,522	27,174	*
Cornix Management, LLC (7)	65,217	*	48,913	16,304	*
Iroquois Master Fund Ltd (8)	1,546,386	4.99%	760,380	1,038,043	3.33%
OTA LLC (9)	248,250	*	173,250	75,000	*
Richard Tosi (10)	161,000	*	31,000	130,000	*

*	Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.
(1)	The address of Calm Waters Partnership is 115 South 84th Street, Suite 200, Milwaukee, Wisconsin 53214. Richard S. Strong, managing director of Calm Waters Partnership, exercises voting and investment power over these shares. Shares beneficially owned do not include shares issuable upon conversion of the preferred stock or exercise of the warrants that are not issuable within 60 days hereof as a result of provisions in the governing instruments of such preferred stock and warrants limiting the conversion or exercise thereof if such conversion or exercise would cause the holder to beneficially own more than 4.99% of our common stock.
(2)	The address of Straus-GEPT Partners, L.P. is 320 Park Avenue, 10th Floor, New York, New York 10022. Melville Straus exercises voting and investment power over these shares.
(3)	The address of Pentwater Growth Fund, Ltd is 227 West Monroe Street, Suite 4000, Chicago, Illinois 60606. Matthew Halbower exercises voting and investment power over these shares.
(4)	The address of Oceana Master Fund Ltd. is 227 West Monroe Street, Suite 4000, Chicago, Illinois 60606. Matthew Halbower exercises voting and investment power over these shares.
(5)	The address of Pentwater Equity Opportunities Master Fund Ltd. is 227 West Monroe Street, Suite 4000, Chicago, Illinois 60606. Matthew Halbower exercises voting and investment power over these shares.
(6)	The address of Kettle Creek Small Cap Fund, LP is 257 Riverside Avenue, Westport, Connecticut 06880. Richard E. Phillips is the general partner of Kettle Creek Small Cap Fund, LP and exercises voting and investment power over these shares.
(7)	The address of Cornix Management, LLC is 17 State Street Suite 1000, New York, New York 10004. Steve Urbach, Kerry Propper and Jonas Grossman exercise shared voting and investment power over these shares.
(8)	The address of Iroquois Master Fund Ltd is 641 Lexington Ave Fl 26, New York, New York 10022-4503. Joshua Silverman exercises voting and investment power over these shares. Mr. Silverman disclaims beneficial ownership of these shares. Shares beneficially owned do not include shares issuable upon conversion of the preferred stock or exercise of the warrants that are not issuable within 60 days hereof as a result of provisions in the governing instruments of such preferred stock and warrants limiting the conversion or exercise thereof if such conversion or exercise would cause the holder to beneficially own more than 4.99% of our common stock.
(9)	The address of OTA LLC is One Manhattanville Road, Purchase, New York 10577. Ira M. Leventhal, a senior managing director of the selling stockholder, exercises voting and investment power over these shares.
(10)	The address of Richard Tosi is 110 W. 96th St., Apt. 1D, New York, New York 10025.

The date of this prospectus supplement is May 14, 2010.